

16013767

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65953 8-53593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 West Washington Street
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Scott Schilling (312) 696-6168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section FEB 29 2016 Washington DC 413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Radgowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningstar Investment Services LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President and Treasurer

Title

Notary Public


HEIDI MILLER
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
July 13, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

Morningstar Investment Services LLC

Financial Statements and Supplementary Information

December 31, 2015

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar Investment Services LLC:

We have audited the accompanying statement of financial condition of Morningstar Investment Services LLC (formerly known as Morningstar Investment Services, Inc.) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morningstar Investment Services LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 26, 2016

Morningstar Investment Services LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	15,489,676
Fees receivable		5,482,585
Securities owned		7,523,009
Loan to Parent		17,985,037
Deferred tax asset, net		198,300
Other assets		326,939
Total assets	$	47,005,546
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	3,825,168
Due to Parent		5,407,068
Total liabilities		9,232,236
Shareholder's equity:		
Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		24,141,450
Retained earnings		13,631,859
Total shareholder's equity		37,773,310
Total liabilities and shareholder's equity	$	47,005,546

See accompanying notes to financial statements.

Morningstar Investment Services LLC
Notes to Financial Statements
December 31, 2015

1. General

a. *Basis of Presentation*

The accompanying financial statements include the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, Parent) are affiliates of the Company. See Note 8, Subsequent Events.

b. *Nature of Operations*

The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment advisor registered with the Securities and Exchange Commission (the SEC) that provides discretionary portfolio-management services for financial advisors and intermediaries. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, Parent. Parent currently has no plans to terminate the Company's limited liability company agreement. The profits and losses of the Company will be allocated to Parent.

2. Summary of Significant Accounting Policies

a. *Management's Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and investments with original maturities of three months or less. They are stated at cost plus accrued interest, which approximates fair value. We state at fair value the portion of our cash equivalents that are invested in money market funds, which are actively traded and have quoted market prices.

c. *Revenue Recognition*

Advisory fees, shareholder servicing fees, and wholesaling fees from assets under management are recognized in the period earned.

d. *Cost of Services*

Cost of services primarily represents fees paid by the Company to a third-party provider of back-office services, including account maintenance and record-keeping for assets under management.

e. *Fees Receivable*

Fees receivable represent advisory fees and shareholder servicing fees collected from third parties on behalf of the Company and are recorded at their net realizable value.

f. Securities Owned

Securities owned represent shares owned in various mutual funds, equity securities, and exchange-traded funds. Securities owned are carried at market value based on current market quotes. Realized and unrealized gains and losses on securities are included in revenues in the determination of net income (loss). Securities transactions are recorded on a trade-date basis.

g. Fair Value Measurements

We follow Accounting Standards Codification (ASC) 820, *Fair Value Measurement*. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances and does not require any new fair value measurements.

ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We hold cash equivalents and investments that are subject to valuation under ASC 820. We do not have any liabilities subject to valuation under ASC 820. The fair value of our cash equivalents and marketable securities subject to fair value measurements and the necessary disclosures is as follows:

		Fair value measurements as of December 31, 2015 using fair value hierarchy		
	Fair value as of December 31, 2015	**Level 1**	**Level 2**	**Level 3**
Equity securities	$ 5,198,407	$ 5,198,407	$ —	$ —
Mutual funds and exchange-traded funds	2,324,602	2,324,602	—	—
Cash equivalents	29,262	29,262	—	—
Total	$ 7,552,271	$ 7,552,271	$ —	$ —

Based on our analysis of the nature and risks of our investments in equity securities and mutual funds, we have determined that presenting these investment categories each in the aggregate is appropriate.

We measure the fair value of money market funds, equity securities, and exchange-traded funds based on quoted prices in active markets for identical assets or liabilities. We did not hold any securities categorized as Level 2 or Level 3 as of December 31, 2015.

h. Due to Parent

Due to Parent includes amounts due to the Parent related to the intercompany agreement. See Note 5, Related-Party Transactions, for additional information concerning amounts due to Parent.

i. Capitalized Software and Computer Equipment

Computer equipment is stated at cost. The cost of computer equipment is depreciated using the straight-line method based upon the useful life of the equipment, generally three years. The Company also capitalizes certain software development costs in accordance with ASC 350-50, *Website Development Costs*, and ASC 350-40, *Internal-Use Software*. Depreciation of capitalized amounts is computed using the straight-line method over the expected useful life, generally three years.

The net book value of computer equipment and capitalized software at December 31, 2015 is as follows:

	Cost	Accumulated depreciation	Net book value
Computer equipment	$ 166,987	$ (166,987)	$ —
Capitalized software	74,169	(74,169)	—
Total	$ 241,156	$ (241,156)	$ —

j. Stock-Based Compensation

The Parent measures and records stock-based compensation expense in accordance with the provisions of ASC 718, *Compensation - Stock Compensation*. The Parent charges the Company stock-based compensation expense determined in accordance with ASC 718 for stock options and restricted stock units granted to the Company's employees. In accordance with ASC 718, the Parent estimates expected forfeitures at the grant date and recognizes compensation cost only for those awards expected to vest.

k. Income Taxes

The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Uncertain tax positions are recorded in accordance with ASC 740, *Income Taxes*, which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. No changes in unrecognized tax benefits occurred during the year, and we do not have a liability recorded as of December 31, 2015. We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense in our Statement of Income. We do not anticipate any significant changes in unrecognized tax benefits during the next 12 months. See Note 8, Subsequent Events, regarding change to the Company's tax structure.

l. Accounting for Sabbatical Leave

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absenses*, we record a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2015, the Company had accrued $434,209 for sabbatical earned by eligible employees.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2015, the Company had net capital, as defined, of $12,690,208, which was $12,074,726 in excess of its required minimum net capital of $615,482. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.73 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals may be subject to restrictions or certain notification provisions of the rules of the SEC.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2015, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period. The Company's matching contributions were $313,014 for the year ended December 31, 2015, which is included in employee compensation and benefits in the statement of income.

5. Related-Party Transactions

a. *Intercompany Agreement*

The Company and the Parent have an intercompany agreement whereby the Company engages the Parent to provide certain services. In 2015, the Company recorded expense under this intercompany agreement of $10,209,803. The breakdown of the expense is as follows:

Allocation of expenses from the Parent including stock-based compensation and other overhead costs	$ 8,985,167
Other operating expenses paid by the Parent on behalf of the Company	1,224,636
Total	$ 10,209,803

In 2015, the Company remitted monthly payments to the Parent for these services. At December 31, 2015, the Company had a net payable to the Parent in the amount of $671,798.

b. *Tax-Sharing Agreement*

The Company and the Parent have a tax-sharing agreement (the Tax-Sharing Agreement) that outlines the responsibilities of each party concerning treatment of income tax liabilities and tax benefits generated by the Company. At December 31, 2015, the Company has a net payable to the Parent in the amount of $4,735,270 related to the Tax-Sharing Agreement.

c. *Due to Parent*

The following is a summary of the amount due to Parent at December 31, 2015:

Due from Parent for adjustment to 2014 income taxes	$ 14,767
Due to Parent for 2015 income taxes	4,720,503
Amount due to Parent for tax-sharing agreement	4,735,270
Due to Parent for intercompany charges	671,798
Net amount due to Parent	$ 5,407,068

d. *Other Payables with Related Parties*

In addition to agreements with the Parent, the Company also has an agreement with Morningstar Investment Management LLC. As of December 31, 2015, the Company had a payable of $1,642,946 to Morningstar Investment Management LLC related to this agreement.

Morningstar Investment Management LLC is a wholly owned subsidiary of the Parent. Payables with related parties are included in accounts payable and accrued expenses on the Company's statement of financial condition.

e. *Intercompany Loan*

The Company and the Parent have an intercompany loan agreement. As of December 31, 2015, the Company funded the Parent $17,500,000 in cash and recorded interest receivable on the loan of $485,037. The following is a summary of the Intercompany Loan at December 31, 2015:

Intercompany loan	$ 17,500,000
Interest receivable on intercompany loan	485,037
Total	$ 17,985,037

The interest rate for 2015 was 1.41% and going forward a rate will be agreed by both parties on the anniversary of the agreement. The loan agreement will automatically renew each period unless either party provides the other written notice of non-renewal within 60 days of the expiry of the current term.

6. Income Taxes

The Company's income and expense are included in the consolidated U.S. federal income tax return of the Parent. The Company's provision for U.S. federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company files its own tax return in certain jurisdictions, which do not otherwise require inclusion in a consolidated return. In 2015, our effective tax rate was 39.5%, which is 4.5 percentage points higher than the U.S. federal tax rate of 35.0%, primarily as a result of state income taxes. See Note 8, Subsequent Events, regarding change to the Company's tax structure.

The components of the income tax expense for the year ended December 31, 2015 are as follows:

Deferred tax expense/(benefit):	
Federal	$ (219,569)
State	26,385
	(193,184)
Current tax expense:	
Federal	4,014,629
State	737,145
	4,751,774
Income tax expense, net	$ 4,558,590

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2015 are as follows:

Unrealized gains	$ (25,970)
Stock-based compensation	53,168
Sabbatical liability	169,342
Other, net	1,760
Total deferred income tax asset, net	$ 198,300

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income from ordinary operations of the Parent. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of all or some of this deferred tax asset.

7. Stock-Based Compensation

The Parent charges the Company stock-based compensation expense determined in accordance with ASC 718, *Compensation - Stock Compensation*, primarily for restricted stock units granted to the Company's employees.

These grants are made in accordance with the Parent's stock plans. Generally, the Company's employees are eligible for participation in these stock plans on the first day of employment. In general, stock options expire 10 years after the date of grant and vest ratably over a four-year period. Restricted stock units vest ratably over a four-year period. Performance share awards vest over a three-year performance period.

The stock-based compensation expense recorded in 2015 by the Company for grants to employees under the various Parent plans was $146,918.

a. *Restricted Stock Units*

The Parent measures the fair value of its restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. The Parent amortizes that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

A summary of the Parent restricted stock units held by the Company's employees as of December 31, 2015 is as follows:

Restricted stock units	Shares	Fair value
Restricted stock units - January 1, 2015	13,332	$ 69.46
Granted	2,832	77.12
Dividend equivalents	20	56.50
Vested	(2,910)	68.20
Transferred out	(4,556)	66.21
Forfeited	(798)	71.93
Restricted stock units - December 31, 2015	7,920	$ 74.18

As of December 31, 2015, the total amount of unrecognized stock-based compensation expense related to restricted stock units was approximately $480,123 which is expected to be recognized over an average period of approximately 31 months.

b. Stock Options

A summary of the Parent stock options held by the Company's employees as of December 31, 2015 is as follows:

Stock options	Shares	Weighted average exercise price
Options outstanding - January 1, 2015	2,050	$ 31.26
Options exercised	(2,050)	31.44
Options outstanding - December 31, 2015	—	$ —
Options exercisable	—	$ —

There were no options outstanding as of December 31, 2015.

c. Performance Share Awards

In 2014, we introduced a long-term incentive award program consisting of performance shares. In March 2015, executive officers, other than Joe Mansueto, and certain other employees, were granted performance share awards. These awards entitle the holder to a number of shares of Morningstar common stock equal to the number of notional performance shares that become vested. Each award specifies a number of performance shares that will vest if pre-established target performance goals are attained. The number of performance shares that actually vest may be more or less than the specified number of performance shares to the extent Morningstar exceeds or fails to achieve, respectively, the target performance goals over a three-year performance period.

We base the grant date fair value for these awards on the closing market price of the underlying common stock on the day prior to the grant date. We amortize that value to stock-based compensation expense ratably over the vesting period based on the satisfaction of the performance condition that is most likely to be satisfied over the three-year performance period.

The table below shows target performance share awards granted and shares that would be issued at current performance levels for performance share awards granted as of December 31, 2015:

		As of December 31, 2015
Target performance share awards granted		1,545
Weighted average fair value per award	$	74.25
Number of shares that would be issued based on current performance levels		927
Unamortized expense, based on current performance levels	$	38,100

8. Subsequent Events

We evaluated events for potential recognition and disclosure in the financial statements and notes thereto presented in this report through February 26, 2016, the date the financial statements were issued.

Effective December 31, 2015, the Parent merged together two wholly owned, registered investment advisor subsidiaries, Morningstar Associates, LLC and Ibbotson Associates, Inc., and renamed the surviving entity, Morningstar Investment Management LLC ("MIM"). In conjunction with and simultaneous to this merger, the Parent elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM in the form of a capital contribution. Further, the Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Parent. Therefore, effective from January 1, 2016, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements starting in 2016 and the Tax-Sharing Agreement between the Company and Parent is no longer in effect as of January 1, 2016.